VF 4-20-05

SECURITII 05040142 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 18 2005 PROCESSING

SEC FILE NUMBER
8-50338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unibanco Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street, 29th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 4/20

OATH OR AFFIRMATION

I, Luiz Kokubo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIBANCO SECURITIES INC., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICE G. GIMENES
Notary Public, State of New York
No. 01GI6075791
Qualified in New York County
Commission Expires June 10, 2006

Notary Public

Signature

Compliance Officer
Title

Subscribed and sworn to before me this 7th day of April, 2005
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unibanco Securities Inc.

Statement of Financial Condition
December 31, 2004

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of
Unibanco Securities Inc.

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Unibanco Securities Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 10, 2005

Unibanco Securities Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 5,504,807
Receivable from clearing broker	106,287
Receivable from affiliates	16,907
Fixed assets (net of accumulated depreciation and amortization of $296,588)	122,842
Other assets	16,732
Total assets	$ 5,767,575
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 21,975
Taxes payable	914,648
Accrued expenses	261,999
	1,198,622
Liability Subordinated to claims of General Creditor	1,000,000
Stockholder's equity	
Common stock - $0.01 par value - 1,500 shares authorized, issued and outstanding	15
Additional paid-in capital	2,499,985
Retained earnings	1,068,953
Total Stockholder's Equity	3,568,953
Total Liabilities and Stockholder's Equity	$ 5,767,575

The accompanying notes are an integral part of these financial statements

1. Organization and Business

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly owned subsidiary of UBB Holding Company, Inc., a Delaware Corporation, whose ultimate parent is Unibanco – União de Bancos Brasileiros S.A (the "Parent Company"), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company is registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was established in 1997 and is based in New York City. The primary activity of the Company is to function as a boutique specializing in securities issued by foreign companies in the U.S., as well as securities issued in the Brazilian market, which are marketed to institutional investors located in the U.S., Canada, the Caribbean, U.K., Luxembourg, Argentina, and Brazil, among others.

The Company acts as broker-dealer retailing corporate debt and equity securities, provides investments advisory services, introduces customers to a Brazilian brokerage affiliate and serves Brazilian investors with regard to their U.S. investments. The Company has recently expanded its activities to act as underwriter in securities offerings.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less, held at a major financial institution.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed Assets, Depreciation and Amortization
Computer hardware and software are carried at cost and depreciated on a straight line basis using an estimated useful life of two years. Office equipment is carried at cost and depreciated on a straight line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing Arrangements
Pursuant to an agreement between the Company and its correspondent clearing broker, all securities transactions, except those executed on the Brazil exchange, effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker. Securities transactions executed on the Brazil exchange are executed and cleared by Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency
Amounts denominated in or expected to settle in foreign currencies are translated into United States dollars ("US$") on the following basis: (a) market value of investment securities are converted at the closing rate of exchange at the balance sheet date; and (b) purchases and sales of investment securities, as well as income and expenses, are converted at the rate of exchange prevailing on the respective dates of such transactions. As of December 31, 2004, there were no such transactions.

3. Receivable from Clearing Broker

Receivable from clearing broker primarily represents cash on deposit required by the clearing broker to cover customer defaults, trade errors and proprietary trading.

4. Related Party Transactions

The Company has entered into an agreement to provide business advisory services, primarily research on the U.S. capital market environment, the U.S. demand for Brazilian equity and fixed income securities and other economic factors and trends in the U.S., to Unibanco Corretora de Valores Mobiliários S.A., an affiliate.

The Company maintains an agreement to provide fixed income distribution activities with Unibanco Cayman Bank Limited, a subsidiary of Unibanco União de Bancos Brasileiros S.A.

Under an expense sharing agreement, the Company is reimbursed for occupancy and office expenses paid by the Company and charged to an affiliate, Unibanco - União de Bancos Brasileiros S.A. - New York Representative Office.

Certain expenses, including employee compensation and other general office expenses, are paid on the Company's behalf by Unibanco - União de Bancos Brasileiros S.A. - New York Representative Office under such expense sharing agreement. On a monthly basis, the Company reimburses the affiliate for all amounts paid on its behalf.

5. Liability Subordinated to Claims of General Creditor

On November 30, 2002, the Company entered into a cash subordination agreement in the amount of $1,000,000 with an affiliate that expires on January 6, 2006. The cash subordination agreement bears interest at a fixed rate of 3% per year.

The Company also entered into a temporary subordinated loan agreement with Unibanco Cayman Bank Ltd. in the amount of $25,000,000 on September 22, 2004. The temporary subordination agreement was prepaid on October 8, 2004.

Pursuant to SEC Regulations and approval from the NASD, the subordinated borrowing is treated as available capital in computing net capital under the SEC's Uniform Net Capital Rule.

6. Income Taxes

For Federal income tax purposes, the Company is included as part of a consolidated tax return filed by its parent, UBB Holding Company, Inc. Deferred taxes are calculated on temporary differences related to assets and liabilities of each member. The Company files its own state and local tax returns.

7. Lease Commitments

The Company rents office space under operating leases terminating in September 2008. The following is a schedule of future minimum lease payments under noncancelable lease agreements:

Year ending	
2005	$ 323,640
2006	323,640
2007	323,640
2008	242,730
	$ 1,213,650

8. Employee Benefit Plan

All full-time employees of the Company, after being employed for a period of one year, are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants can elect to defer up to $13,000 for the calendar year 2004. The Company provides a matching contribution of 100% of the first 5% contributed by each participant.

9. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $4,407,316, which was $4,307,316 in excess of the amount required of $100,000.

10. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

11. Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

12. Subsequent Events

On February 14, 2005 the Company prepaid the subordinated borrowing and interest (see Note 5), after approval by the NASD.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Unibanco Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Unibanco Securities Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

PRICEWATERHOUSECOOPERS

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal controls components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than the specified parties.

PricewaterhouseCoopers LLP

March 10, 2005